Mail Stop 4720   October 5, 2009

Jitendra N. Doshi
Chief Executive Officer
Caraco Pharmaceutical Laboratories, Ltd.
1150 Elijah McCoy Drive
Detroit, Michigan 48202

      Re: **Caraco Pharmaceutical Laboratories, Ltd.**
              Preliminary Proxy Statement on Schedule 14A
              Filed September 23, 2009
              File No. 001-31773

Dear Mr. Doshi:

      We have received the correspondence from your legal counsel dated October 2, 2009 and have completed our review of the above proxy statement. We have no further comments at this time.

                                Sincerely,

                                Jeffrey P. Riedler
                                Assistant Director